UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-35126

21Vianet Group, Inc.

Guanjie Building, Southeast 1st Floor
10# Jiuxianqiao East Road

Chaoyang District

Beijing 100016

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release — 21Vianet Announces Pricing of Offering of US$525 million Convertible Senior Notes

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21Vianet Group, Inc.

By	/s/ Sharon Xiao Liu
Name:	Sharon Xiao Liu
Title:	Chief Financial Officer

Date: January 22, 2021

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